KPMG LLP

Two Financial Center

60 South Street

Boston, MA 02111

March 1, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for NexPoint Real Estate Strategies Fund (the Fund), and, under the dates of February 28, 2018 and February 27, 2017, we reported on the financial statements of the Fund for the year ended December 31, 2017 and the period from July 1, 2016 (commencement of operations) to December 31, 2016, respectively. On November 14, 2018, we resigned.

We have read the statements made by the Fund included under Item 13(a)(4) of Form N-CSR dated March 1, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund's statement that neither Management, the Fund, nor anyone on its behalf consulted with Cohen & Company, Ltd. on the items listed.

Very truly yours,